ESSEX

PROPERTY TRUST, INC.

FOR IMMEDIATE RELEASE

MICHAEL J. SCHALL
CHIEF FINANCIAL OFFICER
(650) 849-1600

MARY C. JENSEN
DIRECTOR OF INVESTOR RELATIONS
(650) 849-1656

ESSEX ANNOUNCES THIRD QUARTER 2003 RESULTS

4.5% DECREASE IN FFO PER SHARE

Palo Alto, California—October 29, 2003—Essex Property Trust, Inc. (NYSE:ESS), a Real Estate Investment Trust (REIT) with apartment communities located in targeted West Coast markets, today reported operating results for the third quarter 2003.

Net Income for the quarter ended September 30, 2003 totaled $9.3 million, or $0.43 per diluted share, as compared with $10.6 million, or $0.57 per diluted share for the quarter ended September 30, 2002.

Funds From Operations (FFO) for the quarter ended September 30, 2003 amounted to $25.2 million, or $1.07 per diluted share, compared to $23.3 million, or $1.12 per diluted share, for the quarter ended September 30, 2002, representing a 8.5 percent increase in FFO and a 4.5 percent reduction in FFO per share. FFO was negatively impacted by an $894,000 decrease in miscellaneous non-recurring income, which decreased from $925,000, or $0.04 per diluted share in the quarter ended September 30, 2002 to $31,000, or effectively zero per diluted share, in the quarter ended September 30, 2003.

FFO is a supplemental financial measurement used by real estate investment trusts to measure and compare operating performance. A reconciliation of FFO to net income (the most directly comparable GAAP measure) is included in the financial data accompanying this press release. For a more comprehensive definition of FFO please refer to the last page of this press release.

The Company's financial results are summarized as follows:

	Quarter Ended September 30,		
	2003	2002	Percent Change
	(Dollars in thousands, except per share amounts)		
Revenues	$58,237	$48,795	19.4%
Net Income	$ 9,260	$10,614	-12.8%
Funds From Operations (FFO)	$25,223	$23,251	8.5%
Per Diluted Share:			
Net Income Per Share	$0.43	$0.57	-24.6%
FFO Per Share	$1.07	$1.12	-4.5%

PORTFOLIO COMPOSITION

The following table compares Essex's regional concentrations for its multifamily portfolio, which includes partial ownership interests as of September 30, 2003 and September 30, 2002.

	As of September 30, 2003		As of September 30, 2002	
	Number of Apartment Homes	*%*	*Number of Apartment Homes*	*%*
Southern California	14,780	59	10,750	53
San Francisco Bay Area	4,293	17	4,023	20
Seattle Metro. Area	4,073	16	4,073	20
Portland Metro. Area	1,371	6	1,371	7
Other	578	2	–	–
Total	**25,095**	**100**	**20,217**	**100**

PROPERTY OPERATIONS

The following operating results omit properties in development or lease-up; properties owned less than a year, and properties that are accounted for under the equity method of accounting.

A breakdown of the same-property net operating income results compared to the quarter ended September 30, 2002 for Essex's multifamily properties is as follows:

	Quarter Ended September 30, 2003		
	Revenues	**Operating Expenses**	**Net Operating Income**
Southern California	3.8%	1.0%	4.9%
San Francisco Bay Area	-10.3%	3.6%	-15.5%
Pacific Northwest	-4.8%	-6.2%	-4.1%
Same-Property	**-3.0%**	**-0.2%**	**-4.2%**

A breakdown of the same-property financial occupancies for Essex's multifamily properties is as follows:

	For the Quarters Ended		
	9/30/2003	*6/30/2003*	*9/30/2002*
Southern California	97.0%	95.9%	96.3%
San Francisco Bay Area	95.6%	95.3%	96.8%
Pacific Northwest	94.8%	95.2%	94.8%
Same-Property	**96.0%**	**95.5%**	**96.1%**

A breakdown of same-property concessions for Essex's multifamily properties is as follows:

(in thousands)	For the Quarters Ended		
	9/30/2003	6/30/2003	9/30/2002
Southern California	$ 203.3	$ 188.5	$212.1
San Francisco Bay Area	487.4	172.3	327.1
Pacific Northwest	508.3	366.1	289.7
Same-Property Total	**$1,199.0**	**$ 726.9**	**$828.9**

Total concessions for the Company's consolidated portfolio increased to $1,321,300 for the quarter ended September 30, 2003, as compared to $925,800 for the quarter ended June 30, 2003. Total concessions for the quarter ended September 30, 2002 were $894,400. Please refer to the Company's supplemental package for details on average concessions per turn.

The following is the sequential percentage change in same-property revenues for the quarter ended September 30, 2003 versus the quarter ended June 30, 2003:

	Revenues
Southern California	2.1%
San Francisco Bay Area	-5.1%
Pacific Northwest	-1.8%
Same-Property	**-1.1%**

Same-property operating expenses decreased 0.2 percent in the quarter ended September 30, 2003, compared to the quarter ended September 30, 2002. As previously disclosed, the Company expects same-property operating expenses for the year to increase in the range of 2.5 to 3.5 percent compared to 2002.

DEVELOPMENT

As of September 30, 2003, the Company had ownership interests in development communities, which have a combined estimated construction cost of approximately $122.2 million. These projects exclude development projects owned by the Essex Apartment Value Fund, L.P., and are described later in this press release.

- *The San Marcos (phase I) (formerly Vista del Mar)* – In October 2003, the Company completed the lease-up and stabilization of its 312-unit apartment community located in Richmond, California. The property will be re-classed from "real estate under development" to "rental properties" on the Company's balance sheet in the fourth quarter of this year.

- *San Marcos (phase II)* – During the quarter, foundations were poured, and subsequent to the quarter, framing began on the Company's 120 units that are located directly adjacent to the first phase. It is anticipated that construction on these additional units will be completed in the second quarter of 2004, and operations stabilized in the fourth quarter of 2004.

- *Hidden Valley-Parker Ranch* – During the quarter, the Company completed the clubhouse and framing of its 324-unit multifamily community located in Simi Valley, California. Subsequent to the end of the third quarter, the on-site property staff was hired to begin leasing initiatives in anticipation of initial occupancy before the end of 2003. The Company has a 75 percent ownership interest in this development project.

REDEVELOPMENT

The Company defines redevelopment communities as existing properties owned or recently acquired which have been targeted for investment by the Company with the expectation of increased financial returns through property improvement. Redevelopment communities typically have apartment units that are not available for rent and, as a result, may have less than stabilized operations.

- *Hillcrest Park* – The second phase of redevelopment continues on the Company's 608-unit apartment community located in Newbury Park, California. During the quarter, the Company completed one of the existing pools and made progress on four recreational buildings – one is significantly completed and the remaining three are in progress. The Company continues to upgrade the apartment interiors in the normal course of unit turnover. A third and final phase of the redevelopment plan is still being considered which, upon approval, could include the construction of up to 60 new units on the property.

FINANCING ACTIVITIES

On September 23, 2003, the Company issued 1,000,000 shares of its Series F Cumulative Redeemable Preferred Shares at a fixed price of $24.664 per share, a discount from the $25.00 per share liquidation value of the shares. The shares do not begin to accrue a dividend until November 25, 2003 and following that date, will pay quarterly distributions at an annualized rate of 7.8125 percent per year of the liquidation value and will be redeemable by the Company on or after September 23, 2008.

During the quarter the Company expanded its existing $165 million unsecured revolving credit facility to $185 million. No other material terms of this facility were revised.

ACTIVITIES SUBSEQUENT TO THE QUARTER

On October 6, 2003, the Company sold 1.6 million newly issued shares of common stock at a price of $60.67 per share, representing a 3.25 percent discount to the closing price on September 30, 2003, the date of the agreement between the Company and the underwriter. The net proceeds of the offering of approximately $96.7 million is expected to be used for the acquisition of multifamily communities located in the Company's targeted West Coast markets and may also be used for general corporate purposes, including the repayment of debt and funding of development activities.

On October 14, 2003, the Company issued a notice of redemption to the holders of its 9.125 percent Series C Cumulative Redeemable Preferred Units. Pursuant to the provisions of the Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P., the Company expects to redeem all outstanding Series C Preferred Units on November 24, 2003. As a result of this redemption, the Company expects to take a charge of approximately $1 million, or $0.04 per diluted share in the fourth quarter of this year. This is comprised of a $625,000 non-cash charge related to the write-off of the issuance costs associated with the Series C Cumulative Redeemable Preferred Units, and $336,000 in connection with the discount of the Series F Cumulative Redeemable Preferred Shares.

Subsequent to the end of the quarter, the Company made the following acquisitions:

On October 9, 2003, the Company acquired two multifamily communities comprising 442 apartment homes in the Seattle, Washington metropolitan area for an aggregate purchase price of $41.7 million. One property is Canyon Pointe, a 250-unit multifamily property located in Bothell, Washington and the other is Forest View, a 192-unit multifamily property located in Renton, Washington. Neither property was encumbered with debt.

On October 23, 2003, the Company acquired Walnut Heights Apartments, a 163-unit multifamily community located in the City of Walnut, California, for a contract price of approximately $24.3 million. There was no existing debt on the property.

ESSEX APARTMENT VALUE FUND, L.P.

The Fund was organized to add value through rental growth and asset appreciation and to utilize the Company's development, redevelopment and asset management capabilities. The Fund is now considered fully invested based on its acquisitions to-date and anticipated development and redevelopment expenditures.

On July 11, 2003, the Fund acquired an ownership interest in Coronado North and South, located in Newport Beach, California, for approximately $33.7 million from an unrelated co-investment partner.

On July 24, 2003, the Fund sold a 30-unit apartment community, which was acquired on May 1, 2003 in conjunction with the purchase of three multifamily properties comprised of 288 apartment homes all located in San Dimas, California, for approximately $4.2 million in cash to an unrelated third party. This property was not encumbered by a mortgage. No gain or loss was realized on this transaction.

On July 28, 2003, the Fund obtained a non-recourse mortgage on a previously unencumbered property in the amount of $9.6 million, with a 5.03 percent fixed interest rate for a 8-year term, which matures in July 2011, with an option to extend the maturity for one year thereafter at a floating rate of 2.5 percent over Freddie Mac's Reference Bill. During the extension period, the loan may be paid in full with no prepayment penalty.

As of September 30, 2003, the Fund had three development communities aggregating 612 multifamily units in various stages of construction.

During the quarter, the Fund continued redevelopment on Rosebeach Apartments, a 174-unit apartment community located in La Mirada, California. Exterior improvements were ongoing during the quarter, while interiors will be upgraded in conjunction with normal unit turnover. Costs associated with this redevelopment are expected to total approximately $3.5 million, of which $1.8 million has been expended as of the end of the third quarter 2003.

OTHER COMPANY INFORMATION

Essex's total market capitalization at September 30, 2003 was approximately $2.5 billion. The Company's mortgage notes payable had an average maturity of 8.5 years and an average interest rate of 6.5 percent. As of September 30, 2003, the Company's debt-to-total-market-capitalization ratio was 32.5 percent.

During the quarter, the Company's Board of Directors declared its regular quarterly cash dividend of $0.78 per common share or $3.12 per common share on an annualized basis. The dividend was payable on October 15, 2003 to shareholders of record as of September 30, 2003.

For the year ending December 31, 2003, the Company estimates that its FFO per share will range from $4.19 - $4.21. The revised guidance takes into account the impact of the following financing transactions, each of which have been described previously in this press release:

- The issuance of 1,000,000 shares of 7.8125 percent Series F Preferred Cumulative Redeemable Shares. In connection with this transaction, the Company will amortize the original discount in connection with the issuance of these shares in the fourth quarter, resulting in a charge of approximately $336,000.

- We have submitted a notice of redemption to the holders of the Company's Series C 9.125 percent Cumulative Redeemable Preferred Units and we expect this redemption to occur in the fourth quarter of 2003. In connection with the redemption transaction, we will record a non-cash charge of approximately $625,000, representing the costs associated with the issuance of these securities in 1998.

- The Company completed the sale of 1.6 million common shares in October 2003. Funds generated by the sale were used to repay the Company's credit facilities, pending the closing of several real estate acquisitions. Until these funds are fully deployed as planned, their issuance will have a negative impact on FFO per share.

The Company will provide guidance for 2004 Funds From Operations in December 2003.

RECENTLY ISSUED ACCOUNTING STANDARDS

The Company has adopted Statement of Financial Accounting Standards ("FASB") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," effective July 1, 2003. The adoption of this statement did not have a material impact on the Company's financial condition or results of operations.

In January 2003, the FASB issued Interpretation No. ("FIN") 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No.51." On October 8, 2003, the FASB decided to defer the implementation date of FIN 46 from the third quarter to the fourth quarter of 2003. FIN 46 is currently being evaluated by the Company and its advisors to assess the impact on the Company's financial condition or results of operations.

CONFERENCE CALL WITH MANAGEMENT

The Company will host an earnings conference call with management, which is scheduled for Thursday, October 30, 2003, at 11:00 a.m. PST – 2:00 p.m. EST. The call will be broadcast live via the Internet at www.essexpropertytrust.com, and accessible via phone by dialing (800) 231-9012 – a passcode is not required. A replay of the call is also available via the Internet for two weeks following the live call, and can be accessed through the company's website at www.essexpropertytrust.com. If you are unable to access the information via the Company's Web site, please contact the Investor Relations department at investors@essexpropertytrust.com or by calling (650) 494-3700.

Essex Property Trust, Inc., located in Palo Alto, California and traded on the New York Stock Exchange (ESS), is a fully integrated real estate investment trust (REIT) that acquires, develops, redevelops, and manages multifamily residential properties in selected West Coast communities. Essex currently has ownership interests in 121 multifamily properties (26,012 units), and has 1,056 units in various stages of development.

Funds from Operations
Funds from Operations, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") is generally considered by industry analysts as an appropriate measure of performance of an equity REIT. Generally, FFO adjusts the net income of equity REITS for non-cash charges such as depreciation and amortization of rental properties, gains/ losses on sales of real estate and extraordinary items. Management considers FFO to be a useful financial performance measurement of an equity REIT because, together with net income and cash flows, FFO provides investors with an additional basis to evaluate the performance and ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. FFO does not represent net income or cash flows from operations as defined by generally accepted accounting principles (GAAP) and is not intended to indicate whether cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the REIT's operating performance or to cash flows as a measure of liquidity. FFO does not measure whether cash flow is sufficient to fund all cash needs including principal amortization, capital improvements and distributions to shareholders. FFO also does not represent cash flows generated from operating, investing or financing activities as defined under GAAP. Further, Funds from Operations as disclosed by other REITs may not be comparable to the Company's calculation of FFO.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:
This press release includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include statements regarding FFO per diluted share estimates, expected same-property operating expenses, our portfolio allocations, anticipated timing of completion and stabilization of property developments and redevelopments, future leasing activities, regarding future construction costs, and estimated values of properties. The Company's actual results may differ materially from those projected in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, changes in market demand for rental units and the impact of competition and competitive pricing, changes in economic conditions, unexpected delays in the development and stabilization of development and redevelopment projects, unexpected difficulties in leasing of development and redevelopment projects, total costs of renovation investments exceeding our projections and other risks detailed in the Company's filings with the Securities and Exchange Commission (SEC). The Company assumes no obligation to update this information. For more details relating to risk and uncertainties that could cause actual results to differ materially from those anticipated in our forward-looking statements, and risks to our business in general, please refer to our SEC filings, including our most recent Report on Form 10-K for the year ended December 31, 2002.

###